

STATEMENT OF FINANCIAL CONDITION

Cantor Fitzgerald & Co.
December 31, 2025
With Report of Independent
Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-201

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cantor Fitzgerald & Co.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Danny Salinas	212-294-7849	danny.salinas@cantor.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name - if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number) (if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Danny Salinas, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Cantor Fitzgerald & Co. (the "Partnership"), as of December 31, 2025, is true and correct. I further affirm that neither the Partnership nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:

D. [signature]

79F0B5AB64984C9...

_____

Danny Salinas
Chief Financial Officer

This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Partners' Capital.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.

☐ Computation of CFTC Minimum Net Capital Requirement.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Partners and Officers of Cantor Fitzgerald & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co. (the Partnership) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2008.

March 2, 2026

Cantor Fitzgerald & Co.
Statement of Financial Condition
December 31, 2025
(In Thousands)

Assets

Cash and cash equivalents		$ 198,378
Cash and securities segregated under federal and other regulations		52,760
Collateralized agreements:		
Securities purchased under agreements to resell	$ 9,666,559	
Securities borrowed	2,147,422	
		11,813,981
Financial instruments owned (includes $4,822,968 pledged as collateral)		5,451,416
Receivables from broker-dealers, clearing organizations, customers, and other		913,561
Receivables from related parties		520
Goodwill		2,798
Intangible assets, net		24,876
Fixed assets, net		2,985
Other assets		117,577
Total assets		$ 18,578,852

Liabilities, Subordinated Borrowings and Partners' Capital

Financial instruments sold, not yet purchased		$ 2,495,422
Collateralized financings:		
Securities sold under agreements to repurchase	$ 11,920,642	
Securities loaned	2,199,450	
		14,120,092
Payables to broker-dealers, clearing organizations, customers, and other		269,280
Accrued compensation		341,332
Accounts payable and accrued liabilities		81,844
Payables to related parties		38,851
Total liabilities		17,346,821
Commitments and contingencies (Note 9)		
Subordinated borrowings		205,000
Partners' capital:		
General partner	1,018,122	
Limited partner	8,909	
Total partners' capital		1,027,031
Total liabilities, subordinated borrowings and partners' capital		$ 18,578,852

See notes to statement of financial condition

Cantor Fitzgerald & Co.
Notes to Statement of Financial Condition
December 31, 2025

1. General and Summary of Significant Accounting Policies

Description of Business – Cantor Fitzgerald & Co. (the "Partnership"), which is organized under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant ("FCM") registered with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Partnership's primary activities include providing investment banking and advisory services and trading in equity, exchange-traded funds, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers, and is a primary dealer in United States of America ("U.S.") government securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%), the managing general partner, a majority owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP" and together with its subsidiaries, "Cantor") as well as CFLP CF&Co I Holdings, L.P. (1%), a limited partner, and wholly owned subsidiary of CFLP and CFGM CF&Co Holdings, LLC, (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition that are not segregated under regulatory requirements to be cash equivalents. Cash and cash equivalents includes money market funds and deposits with banks.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Commodity Exchange Act and Securities Exchange Act of 1934. As a registered FCM, the Partnership also maintains funds on deposit in a segregated funds bank account in accordance with CFTC Regulations 1.20.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value primarily based on current listed market prices or broker quotes. The Partnership accounts for its investments in debt securities in accordance with the guidance in Accounting Standards Codification ("ASC") 320, *Investments — Debt and Equity Securities*. Financial instruments owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Partnership's statement of financial condition. Financial instrument transactions of the Partnership and the related principal transactions revenue are recorded on a trade-date basis.

Fair Value – U.S. GAAP defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

1. General and Summary of Significant Accounting Policies *(continued)*

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Partnership separates Financial instruments owned and Financial instruments sold, not yet purchased into three categories: Cash Instruments, Derivative Contracts and Contingent Consideration.

- Cash Instruments – Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued primarily based on quoted market prices in active markets include most U.S. government securities and equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. The types of instruments valued primarily based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain U.S. government securities, agency securities, corporate bonds and municipal obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

- Derivative Contracts – Derivative contracts can be exchange-traded or transacted OTC. Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange-traded derivatives using the closing price from the exchange. OTC derivatives typically fall within Level 2 of the fair value hierarchy. The Partnership generally values OTC derivatives using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as options, certain futures and To Be Announced mortgage backed securities ("TBAs"), model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

- Contingent Consideration – Consideration transferred for acquisitions by the Partnership includes contingent consideration. Contingent consideration is valued by the Partnership using unobservable inputs, including the discount rate and forecasted financial information of the

1. General and Summary of Significant Accounting Policies *(continued)*

acquired businesses as well as the probability of acquirees meeting earnout targets, which are significant to the fair value measurement of the contingent consideration. Accordingly, such contingent consideration is classified within Level 3 of the fair value hierarchy

Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Inputs to the valuations of Level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("Reverse Repurchase agreements") and securities borrowed. Collateralized financings are securities sold under the agreements to repurchase ("Repurchase agreements") and securities loaned. The Partnership enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales. Where the requirements of ASC 210-20, *Balance Sheet Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of financial condition.

- Reverse Repurchase and Repurchase agreements – Reverse Repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership nets certain Reverse Repurchase agreements and Repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a fair value equal to, or in excess of, the principal amount loaned under Reverse Repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

- Securities borrowed and Securities loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received, including accrued interest. The Partnership nets certain securities borrowed and securities loaned transactions when a legal right of offset exists under master netting arrangements, which are enforceable by law. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the fair value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers, and Other – Receivables from and Payables to broker-dealers, clearing organizations, customers, and other primarily represent principal transactions which have not settled, fails to deliver or received balances, cash deposited with various clearing organizations to conduct ongoing clearance activities, commissions receivable, customer margin deposits, Proprietary Accounts of Broker-Dealers ("PAB") payables, free credit balances, as well as other receivables and payables. Pursuant to the guidance in ASC 210, *Balance Sheet*, the Partnership presents certain Receivables from and Payables to on a net basis in the statement of financial condition.

1. General and Summary of Significant Accounting Policies *(continued)*

Variable Interest Entities – The Partnership determines if an entity is a variable interest entity ("VIE") in accordance with guidance in ASC 810, *Consolidation*. A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not substantively participate in the gains and losses of the entity. The Partnership makes judgments regarding the sufficiency of the equity at risk based first on a qualitative analysis, then a quantitative analysis, if necessary.

If an entity is deemed a VIE, the Partnership then determines whether to consolidate the entity as the primary beneficiary. The primary beneficiary has both (1) the power to direct the activities that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the entity. As of December 31, 2025, the Partnership did not have any consolidated VIEs. For further information about the Partnership's involvement with VIEs, see Note 2 – Fair Value Measurement.

Accrued Commissions Receivable, net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities and other derivative brokerage transactions. See Note 4 - Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers, and Other.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

Leases – The Partnership enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment.

The Partnership determines whether an arrangement is a lease at inception. Right of use ("ROU") lease assets represent the Partnership's right to use an underlying asset for the lease term, and lease liabilities represent the Partnership's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of future lease payments over the lease term. As most leases do not provide an implicit rate, the Partnership uses an incremental borrowing rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU assets also include any initial direct costs and lease payments made at or before commencement, less any rent incentives received. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Partnership will exercise that option.

Income Taxes – Income taxes are accounted for under ASC 740, *Income Taxes* ("ASC 740"), using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

1. General and Summary of Significant Accounting Policies *(continued)*

ASC 740 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to New York City Unincorporated Business Tax ("UBT"), Connecticut Pass-Through Entity ("PE") Tax, Tennessee Excise Tax and Texas Franchise Tax, for which it records income tax provisions.

Compensation Arrangements – CFLP provides awards to certain employees of the Partnership in the form of grant units. Grant units entitle the employees to participate in periodic distributions of Cantor's income and to receive certain post-termination payments. Grant units are accounted for under U.S. GAAP guidance, which requires that the change in value of the post-termination liability for such awards at each reporting period.

The Partnership also maintains a Deferred Cash Award Program, which provides for the grant of deferred cash incentive compensation to eligible employees. The Partnership may pay certain bonuses in the form of deferred cash compensation awards, which generally vest over a future service period.

Segment Information - The Partnership currently operates in one reportable segment, financial services. See Note 18 - Segment Information.

Goodwill and Indefinite Lived Intangible Assets – Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in the guidance in ASC 350, *Intangibles—Goodwill and Other* ("ASC 350"), goodwill and other indefinite-lived intangible assets are not amortized, but instead are periodically tested for impairment. The Partnership reviews goodwill and other indefinite-lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. When reviewing goodwill for impairment, the Partnership first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill.

Intangible Assets, net – Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives, which are generally three to twenty years. Definite-lived intangible assets arising from business combinations consist primarily of customer relationships and technology. Also included in the definite-lived intangible assets are purchased patents, the costs to defend and enforce the Partnership's rights under patents and costs incurred in connection with the filing and registration of patents. The costs of acquired patents are amortized over a period not to exceed the legal life or the remaining useful life of the patent, whichever is shorter, using the straight-line method.

Long-Lived Assets – The Partnership periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the guidance in ASC 360, *Impairment or Disposal of Long Lived Assets,* and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured

1. General and Summary of Significant Accounting Policies *(continued)*

as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update ("ASU") No. 2023-07, *Segment Reporting* (Topic 280): Improvements to Reportable Segment Disclosures. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that were previously required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures previously required under ASC 280. The Partnership adopted the standard on the required effective date for the statement of financial condition issued for the annual reporting periods beginning on January 1, 2024 and applies the guidance for the interim periods beginning on January 1, 2025. The adoption of the new guidance did not have an impact on the Partnership's statement of financial condition.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The standard improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The Partnership adopted the standard on the required effective date for the Partnership's statement of financial condition issued for annual reporting periods beginning on January 1, 2025, on the prospective basis. The adoption of this guidance did not have a material impact on the footnotes to the Partnership's statement of financial condition and had no impact on the Partnership's statement of financial condition.

In March 2024, the FASB issued ASU No. 2024-02, *Codification Improvements—Amendments to Remove References to the Concepts Statements*. The Conceptual Framework establishes concepts that the Board considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The Partnership adopted the standard on the required effective date beginning on January 1, 2025 using a prospective transition method for all new transactions recognized on or after the effective date. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

New Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation

1. General and Summary of Significant Accounting Policies *(continued)*

S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other entities. The new guidance requires public business entities to disclose in the notes to statement of financial condition specified information about certain costs and expenses at each interim and annual reporting period, including the amounts of employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. Separate disclosures of total selling expenses and an entity's definition of those expenses will also be required. The new guidance will become effective for the Partnership's statement of financial condition issued for annual reporting periods beginning on January 1, 2027 and interim reporting periods beginning on January 1, 2028, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): *Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The standard, which is optional, addresses challenges faced by stakeholders when applying ASC 326, Financial Instruments— Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). The amendments allow all entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. The new guidance will become effective for the Partnership beginning on January 1, 2026, can be adopted using a prospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The ASU is intended to address stakeholder feedback that the current guidance for software costs is outdated and not relevant given the evolution of software development. The standard clarifies and modernizes the accounting for costs related to internal-use software. The guidance removes all references to project stages and clarifies the threshold entities apply to begin capitalizing costs. The standard includes additional disclosure requirements as they are currently applied to property and equipment. The new guidance will become effective for the Partnership beginning on January 1, 2028, can be adopted using either a prospective, modified retrospective or full retrospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

In September 2025, the FASB issued ASU No. 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract*. The ASU addresses stakeholders' concerns about the application of derivative accounting to contracts with features based on the operations or activities of one of the parties to the contract, and the diversity in accounting

1. General and Summary of Significant Accounting Policies *(continued)*

for share-based noncash consideration from a customer that is consideration for the transfer of goods or services. The amendments add a derivative scope exception for certain contracts with underlyings that are based on the operations or activities of one of the parties to the contract. The standard also clarifies the applicability of ASC 606 and its interaction with other ASC topics (including ASC 815 on derivatives and hedging and ASC 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. The ASU is expected to provide investors with more comparable information and reduce accounting complexity and related reporting costs for preparers and auditors. The new guidance will become effective for the Partnership beginning on January 1, 2027, can be adopted using either a prospective or modified retrospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

In December 2025, the FASB issued ASU No. 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*. The guidance clarifies the current interim disclosure requirements and their applicability. The ASU is intended to address feedback from stakeholders that the current guidance is difficult to navigate. The amendments do not change the fundamental nature or expand or reduce the disclosure requirements of interim reporting. The ASU creates a comprehensive list of interim disclosures required under U.S. GAAP and incorporates a disclosure principle that requires disclosures at interim periods when an event or change that has a material effect on an entity has occurred since the previous year end. The new guidance will become effective for the Partnership beginning on January 1, 2028, can be adopted using either a prospective or retrospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

In December 2025, the FASB issued ASU No. 2025-12, *Codification Improvements*. The guidance clarifies, corrects errors in or makes other improvements to a variety of topics in the Codification that are intended to make it easier to understand and apply. The amendments apply to all reporting entities in the scope of the affected accounting guidance. The new guidance will become effective for the Partnership beginning on January 1, 2027, can be adopted using either a prospective or retrospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's statement of financial condition.

2. Fair Value Measurement

The Partnership's Financial instruments owned and Financial instruments sold, not yet purchased measured at fair value consisted of the following (in thousands):

As of December 31, 2025	Financial instruments owned	Financial instruments sold, not yet purchased
Agency mortgage backed securities	$ 4,000,947	$ 51
U.S. government treasuries	539,323	2,406,153
Mortgage and other asset backed securities	526,817	4,845
Equities	270,013	51,391
U.S. government agencies and other obligations	71,967	824
Corporate bonds	20,919	4,928
Options	13,924	7,453
Forwards	4,878	7,059
Municipal bonds	1,313	—
Futures	872	249
Swap agreements	443	12,469
Contingent consideration [1]	—	5,548
Total	$ 5,451,416	$ 2,500,970

(1) Included in Accounts payable and accrued liabilities the statement of financial condition.

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under U.S. GAAP guidance at December 31, 2025 (in thousands):

Description	Assets at Fair Value at December 31, 2025		
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Net amounts presented in the Partnership's statement of financial condition
Financial instruments owned:			
Agency mortgage backed securities	$ —	$ 4,000,947	$ 4,000,947
U.S. government treasuries	539,323	—	539,323
Mortgage and other asset backed securities	—	526,817	526,817
Equities	171,141	98,872	270,013
U.S. government agencies and other obligations	—	71,967	71,967
Corporate bonds	—	20,919	20,919
Options	13,924	—	13,924
Forwards	—	4,878	4,878
Municipal bonds	—	1,313	1,313
Futures	872	—	872
Swap agreements	—	443	443
Total	$ 725,260	$ 4,726,156	$ 5,451,416

2. Fair Value Measurement *(continued)*

	Liabilities at Fair Value at December 31, 2025			
Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Net amounts presented in the Partnership's statement of financial condition
Financial instruments sold, not yet purchased:				
U.S. government treasuries	$ 2,406,153	$ —	$ —	$ 2,406,153
Equities	46,668	4,723	—	51,391
Swap agreements	—	12,469	—	12,469
Options	7,453	—	—	7,453
Forwards	—	7,059	—	7,059
Corporate bonds	—	4,928	—	4,928
Mortgage and other asset backed securities	—	4,845	—	4,845
U.S. government agencies and other obligations	—	824	—	824
Futures	249	—	—	249
Agency mortgage backed securities	—	51	—	51
Contingent consideration [1]	—	—	5,548	5,548
Total	$ 2,460,523	$ 34,899	$ 5,548	$ 2,500,970

(1) Included in Accounts payable and accrued liabilities the statement of financial condition.

The Partnership is a passive investor in Agency commercial mortgage-backed securities ("CMBS"), Agency residential mortgage-backed securities ("RMBS") and other Agency asset-backed securities ("ABS") issued by domestic special purpose entities, whose performance is guaranteed by Government National Mortgage Association ("GNMA") or Federal Housing Finance Agency ("FHFA"). The Partnership acted as the sponsor and the transferor of the assets to some of these asset-backed trusts. The Partnership's maximum exposure to these types of structures is limited to its investment in the CMBS, RMBS, and ABS issued by these entities. Based on the nature of its investments and the passive involvement, the Partnership has determined that it is not the primary beneficiary of these entities, and therefore, is not required to consolidate the trusts. Refer to the fair value of the Partnership's investments in these structures presented within Financial instruments owned - Agency mortgage backed securities in the table above.

As of December 31, 2025 the Partnership did not hold equity securities that were subject to contractual sale restrictions.

Level 3 Assets and Liabilities

Contingent Consideration – The Partnership issues contingent consideration for certain acquisitions in the form of cash or units, and it is included in Accounts payable and accrued liabilities in the statement of financial condition.

The following table includes a rollforward of the activity for Level 3 financial assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2025 (in thousands):

2. Fair Value Measurement *(continued)*

	Beginning Balance	Net realized and unrealized (gains) losses	Funding / Acquired Balances	Sales	Settlements	Ending Balance	Unrealized (gains) losses for the period included in Other revenue, net on Level 3 liabilities outstanding
For the year ended December 31, 2025:							
Liabilities							
Contingent consideration	—	51	5,497	—	—	5,548	51

The table below presents the significant unobservable inputs used to value the Partnership's Level 3 assets and liabilities on a recurring basis. These represent the significant unobservable inputs that were used in the valuation of the Partnership's contingent consideration.

The Partnership determines the fair value of contingent consideration using discounted cash flow valuation models or Black-Scholes models.

As of December 31, 2025:

Level 3 Assets and Liabilities (in thousands)	Assets	Liabilities	Significant Unobservable Inputs	Range of Significant Unobservable Inputs (Weighted Average)
Accounts payable and accrued liabilities:				
• Contingent consideration	$ —	$ 5,548	• Discount rate[2]	• 6.4%[1]
			• Probability of meeting earnout and contingencies	• 80%[1]

(1) The Partnership's estimate of contingent consideration was based on the acquired business' projected future financial performance, revenues, and net income.

(2) The discount rate is based on the Partnership's calculated weighted average cost of capital.

Derivative Contracts – The Partnership does not designate any derivative contracts as hedges for accounting purposes. U.S. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net–by–counterparty basis where a legal right to offset exists under an enforceable netting agreement, as applicable.

2. Fair Value Measurement *(continued)*

The following table presents the notional values and fair values of derivative contracts as of December 31, 2025 (in thousands):

	As of December 31, 2025			
Description	Notional Amount (2)	Assets	Liabilities	Netting
Forwards	$ 3,281,477	$ 4,878	$ 7,059	$ —
Options	3,161,115	13,924	7,453	—
TBAs (1)	2,870,617	469	4,775	—
Futures	2,144,705	872	249	—
Swap agreements	521,500	443	12,469	—
Total	$11,979,414	$ 20,586	$ 32,005	$ —

(1) The fair value of TBA's is included in Mortgage and other asset backed securities in the Financial instruments owned and Financial instruments sold, not yet purchased tables above and the fair value hierarchy tables above.

(2) Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

3. Acquisitions

On November 10, 2025, the Partnership completed the acquisition of 100% of the equity of Canaccord Genuity LLC group's U.S based Global Wholesale Market Making business.

Consideration

The consideration for the acquisition during the year ended December 31, 2025 was approximately $30.0 million in total fair value comprising cash of $24.5 million and contingent consideration of $5.5 million. The excess of the consideration over the fair value of the net assets acquired has been recorded as goodwill of approximately $2.8 million.

The Partnership has made a preliminary allocation of the consideration to the assets acquired and liabilities assumed as of the acquisition date and expects to finalize its analysis with respect to acquisition within the first year after the completion of the transaction. Therefore, adjustments to preliminary allocations may occur.

4. Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers, and Other

Receivables from and Payables to broker-dealers and clearing organizations primarily represent amounts due on undelivered mortgage-backed securities, government securities, equities and corporate bonds, cash on deposit with clearing organizations and receivables from clearing brokers.

4. Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers and Other *(continued)*

At December 31, 2025, Receivables from and Payables to broker-dealers, clearing organizations, customers and other included the following (in thousands):

	Receivables	Payables
Clearing brokers and clearing organizations	$ 375,951	$ 97,991
Pending trades, net	320,121	—
Receivables/payables from/to broker-dealers and other	134,307	61,808
Contract values of fails to deliver/receive	29,222	42,485
Receivables/payables from/to customers	49,157	66,996
Accrued commissions receivable, net	4,803	—
Total	$ 913,561	$ 269,280

As of December 31, 2025, the Partnership had payables to affiliated broker-dealers of $0.5 million.

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2025 have subsequently settled at the contracted amounts.

Receivables from and Payables to customers also include amounts due on cash transactions.

5. Goodwill

The changes in the carrying amount of Goodwill were as follows (in thousands):

	December 31, 2025
Beginning balance	—
Acquisitions	2,798
Ending balance	**2,798**

Goodwill is not amortized and reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with U.S. GAAP guidance on Goodwill and Other Intangible Assets.

6. Intangible Assets, net

Intangible assets, net consisted of the following (in thousands, except weighted average remaining life):

	Gross amount	Accumulated amortization	Net carrying amount	Weighted average remaining life (years)
December 31, 2025				
Definite life intangible assets:				
Customer relationships	20,000	556	19,444	5.8
Technology	5,200	173	5,027	4.8
All other	5	1	4	4.3
Total definite life intangible assets	25,205	729	24,475	5.6
Indefinite life intangible assets:				
All other	401	—	401	N/A
Total indefinite life intangible assets	401	—	401	N/A
Total	25,606	729	24,876	

Indefinite life intangible assets are not amortized but are instead reviewed periodically for impairment.

7. Securities Financing Transactions

The following tables show the gross and net contract amounts of collateralized agreements and collateralized financings at December 31, 2025 (in thousands):

| | As of December 31, 2025 | | | | | |
| | Assets | | | Liabilities | | |
	Securities purchased under agreements to resell	Securities borrowed	Total collateralized agreements	Securities sold under agreements to repurchase	Securities loaned	Total collateralized financings
Gross amount	$ 19,614,230	$ 3,007,437	$ 22,621,667	$ 22,728,328	$2,199,450	$ 24,927,778
Less: gross amount offsets	9,947,671	860,015	10,807,686	10,807,686	—	10,807,686
Net amount presented in the Partnership's statement of financial condition	9,666,559	2,147,422	11,813,981	11,920,642	2,199,450	14,120,092
Less: amount not offset in the Partnership's statement of financial condition						
Collateral[1]	9,617,599	2,078,951	11,696,550	11,882,380	2,196,501	14,078,881
Net amount	$ 48,960	$ 68,471	$ 117,431	$ 38,262	$ 2,949	$ 41,211

[1] Represents amounts which are not permitted to be offset on the Partnership's statement of financial condition in accordance with ASC 210-20, *Balance Sheet – Offsetting*- but which provide the Partnership with the right of offset in the event of default.

As of December 31, 2025, the Partnership had securities borrowed transactions of $550.0 million with an affiliate. As of December 31, 2025, the Partnership had securities loaned transactions of $662.3 million with an affiliate. As of December 31, 2025, the Partnership had $3.3 billion in Reverse Repurchase agreements with affiliates. As of December 31, 2025, the Partnership had Repurchase agreements of $201.0 million with affiliates.

The following table shows collateralized financings by class of collateral pledged and maturity date (in thousands):

7. Securities Financing Transactions *(continued)*

	Overnight and continuous	2 to 30 days	31 to 90 days	91 days to 1 year	Greater than 1 year	Total
Securities sold under agreements to repurchase						
U.S. government and agency obligations	$10,507,525	$ 823,013	$ 111,509	$ 50,107	$ —	$ 11,492,154
Mortgage and other asset backed securities	—	324,611	—	24,934	—	349,545
Equities	—	59,693	—	—	—	59,693
Corporate debt securities	—	17,216	—	44	—	17,260
Municipal obligations	—	1,990	—	—	—	1,990
Total	$10,507,525	$1,226,523	$ 111,509	$ 75,085	$ —	$ 11,920,642
Securities loaned						
Equities	$ 2,199,052	$ —	$ —	$ —	$ —	$ 2,199,052
Corporate debt securities	398	—	—	—	—	398
Total	2,199,450	—	—	—	—	2,199,450
Total collateralized financings	$12,706,975	$1,226,523	$ 111,509	$ 75,085	$ —	$ 14,120,092
Gross amount of recognized liabilities for collateralized financings						$ 24,927,778
Gross amounts offset						$ 10,807,686

In connection with securities financing transactions, the Partnership accepts and pledges collateral (U.S. government and agency obligations, mortgage and other asset backed securities, corporate obligations, municipal obligations, as well as equity securities) that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both Reverse Repurchase agreements and Securities Borrowed transactions. As of December 31, 2025, the gross and net fair value of such collateral received from counterparties was $26.9 billion and $16.0 billion, respectively. As of December 31, 2025, the gross and net fair value of such collateral loaned to counterparties was $29.3 billion and $18.5 billion, respectively. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2025, collateral with fair value of $2.2 billion had been delivered against securities sold short or repledged by the Partnership.

8. Fixed Assets, net

Fixed assets, net consisted of the following (in thousands):

	December 31, 2025
Leasehold improvements and other fixed assets	$ 11,198
Computer and communication equipment	6,554
Software, including software development costs	3,357
	21,109
Less accumulated depreciation and amortization	18,124
Fixed assets, net	$ 2,985

The carrying value of the capitalized software development costs amounted to $0.6 million as of December 31, 2025.

9. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Legal reserves are established in accordance with ASC 450, *Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Employment and Competitor-Related Litigation – From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims, and arbitration between competitors regarding employee hiring are not uncommon.

The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership's statement of financial condition.

Financing – At December 31, 2025, in connection with its financing activities, the Partnership had commitments to enter into or extend Repurchase and Reverse Repurchase agreements. At December 31, 2025, there were $1.0 billion in Reverse Repurchase commitments and $0.3 billion in Repurchase commitments.

10. Related Party Transactions

The Partnership's Receivables from and Payables to related parties represent uncollateralized advances and amounts for support services provided.

For the year ended December 31, 2025, the Partnership earned revenue from providing securities financing transactions to affiliates for which the uncollected balances are included in Collateralized agreements in the Partnership's statement of financial condition.

The Partnership earns underwriting fees and shares a portion of this with its affiliates based on an intercompany services agreement. The Partnership shared in revenue as part of the revenue share agreement with Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald Europe, for referred non-U.S. client cross-border issuers and buyers for various offerings underwritten by the Partnership. Unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

For the year ended December 31, 2025, the Partnership earned revenue from investment banking services provided to an affiliate in connection with the Initial Public Offering of Cantor Equity Partners, Cantor Equity Partners I, Cantor Equity Partners II, Cantor Equity Partners III, Cantor Equity Partners IV, and Cantor Equity Partners V. The unpaid balances are included in Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers, and Other in the Partnership's statement of financial condition.

For the year ended December 31, 2025, the Partnership was charged by Cantor affiliates for securities financing transactions, for which the unpaid balances are included in Collateralized financings in the Partnership's statement of financial condition.

The Partnership charges dealer commissions to affiliates for the sale of Real Estate Investment Trusts and Delaware Statutory Trusts for which uncollected balances are included in Receivables from related parties in the Partnership's statement of financial condition.

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. Under an Amended and Restated Joint Services Agreement between the Partnership and BGC Group, Inc. (along with its subsidiaries, "BGC"), BGC provides network, data center, server administration support, and other technology services to the Partnership. BGC charges the Partnership for these services commensurate with the cost of providing these services. In addition, for the year ended December 31, 2025, the Partnership was charged for rent allocations, utilities, maintenance, depreciation and other occupancy related costs and the unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition. Cantor and other affiliates provide the Partnership with clearing and settlement services for a fee, under contractual agreements and the unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership subleases certain real estate from Cantor affiliates. See Note 17 - Leases for further detail

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. Unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership has entered into non-financial guarantees on behalf of CFS. See Note 13 – Financial Instruments and Off-Balance Sheet Risk for further detail related to these transactions.

10. Related Party Transactions *(continued)*

The Partnership has subordinate borrowings with affiliates. See Note 15 – Subordinated Borrowings for further detail related to these transactions.

The Partnership has a credit agreement and a shared unsecured revolving credit facility with affiliates. See Note 14 –Borrowings for further detail related to these transactions.

The Partnership is required by any central clearing counterparty to post collateral or margin in support of, or otherwise related to, any transactions cleared by the Partnership on behalf of BGC. On June 7, 2024, the clearing capital agreement was amended to allow the Partnership to charge BGC for the capital used by the Partnership on behalf of BGC at a rate equal to the rate of the unsecured revolving credit facility. See Note 14 – Borrowings, for additional information.

11. Compensation

CFLP provides awards to certain employees in the form of grant units. Grant units entitle the employees to participate in periodic distributions of Cantor's net income and to receive certain post-termination payments. The notional value of these grant units is equal to the aggregate post-termination payments of such units. These amounts are generally to be paid in four equal installments on each anniversary of a partner's termination if the partner complies with all provisions of their agreement. Grant units generally vest over a period up to four years. Under U.S. GAAP guidance the grant units are re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such post-termination payments are allocated to the Partnership. The related grant liability is recorded on CFLP as of December 31, 2025.

The Partnership maintains a Deferred Cash Award Program which provides for the granting of deferred cash incentive compensation to eligible employees. The Partnership may pay certain bonuses in the form of deferred cash compensation awards, which generally vest over a future service period. As of December 31, 2025, the Partnership recorded a total deferred cash compensation liability of $58.0 million. Of this amount, $23.3 million is included in Accrued compensation in the Partnership's statement of financial condition. The remaining $34.7 million is recorded at CFLP and is presented as Payables to related parties in the Partnership's statement of financial condition.

12. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3–1"). The Partnership has elected to compute its net capital using the alternative method, which requires the Partnership to maintain minimum net capital equal to the greater of $1.5 million, or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") customer reserve computation, plus excess margin collected on resale agreements, as defined. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of customer and non–customer risk maintenance margin requirement, or $1.0 million. As such, Rule 15c3-1's alternative method minimum net capital requirement is greater than the CFTC's adjusted net capital rule. At December 31, 2025, the Partnership had net capital, as defined, of $634.2 million, which was $632.6 million in excess of its required net capital.

The Partnership is required to perform a computation of the customer reserve requirements pursuant to The SEC's Customer Protection Rule ("Rule 15c3–3"). As of December 31, 2025, the Partnership had no segregated qualified securities in a special reserve account, and had $28.9 million in cash for the

12. Regulatory Requirements *(continued)*

exclusive benefit of customers, which is included in Cash and securities segregated under federal and other regulations in the Partnership's statement of financial condition.

The Partnership is also required to perform a computation of reserve requirements for PAB pursuant to Rule 15c3–3. As of December 31, 2025, the Partnership segregated cash of $18.2 million into a special reserve account for the exclusive benefit of PAB customers, which is included in Cash segregated under federal and other regulations in the Partnership's statement of financial condition.

The Partnership is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. As of December 31, 2025, the Partnership had $205.0 million in subordinated borrowings.

As an FCM, the Partnership is required to perform computations of the requirements of Section 4d(F) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2025, the Partnership had assets segregated, secured and held in separate accounts totaling $5.7 million, all of which was cash and exceeded requirements by $5.7 million, which is included in Cash segregated under federal and other regulations in the Partnership's statement of financial condition.

13. Financial Instruments and Off-Balance Sheet Risk

Guarantees – The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

In addition, the Partnership has entered into non-financial guarantees on behalf of CFS, a subsidiary of Cantor for various U.S. and non-U.S. based brokers engaging in interest rate swap transactions with U.S. counterparties for regulatory purposes. The Partnership's liability under these arrangements is not quantifiable. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

Risks and Uncertainties – The Partnership generates revenue by providing securities trading and brokerage services to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenue for these services is transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a credit approval process to limit exposure to counterparty risk and employs monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit

13. Financial Instruments and Off-Balance Sheet Risk *(continued)*

decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Financial Instruments with Off–Balance–Sheet Risk – The Partnership enters into TBAs to facilitate customer transactions and provide an economic hedge for the Partnership's trading inventory. The Partnership also enters into swaps and futures contracts to provide an economic hedge for the Partnership's trading inventory. The Partnership also enters into option contracts to facilitate customer transactions.

Such transactions may expose the Partnership to significant off–balance sheet risk in the event the collateral is not sufficient to fully cover losses, which customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Partnership's customer financing and securities settlement activities may require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned.

Trading Activities – The Partnership's primary activities include securities sales and trading services to institutional clients and other broker-dealers. To facilitate customer transactions, the Partnership will take principal positions in financial instruments, such as government, agency mortgage backed securities, corporate obligations, equities and options facilitation.

Market Risk – In the normal course of business, the Partnership enters into transactions to purchase inventory securities and sell securities not yet purchased, which are recorded as assets and liabilities in the Partnership's statement of financial condition. Market risk is the potential loss the Partnership may incur as a result of changes in the market or fair value of a particular financial instrument. The Partnership's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Partnership manages market risk by setting and monitoring adherence to risk limits, including hedging, aging, notional and concentration limits.

Operational Risk – In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events.

Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

Concentration of Credit Risk – Financial instruments that potentially subject the Partnership to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation maximum coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact of the Partnership's financial condition.

13. Financial Instruments and Off-Balance Sheet Risk *(continued)*

Foreign Currency Risk – The Partnership is exposed to risks associated with changes in foreign exchange rates. The measurement of the Partnership's foreign currency denominated financial assets and liabilities are recorded as part of its results of operations and fluctuate with changes in foreign currency rates. The Partnership monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

14. Borrowings

The Partnership entered into a credit agreement with CFLP on March 2, 2022. Borrowings under this agreement bear interest based on either Secured Overnight Financing Rate ("SOFR"), SOFR plus additional margin or a defined base rate plus 100 BPS. The Partnership had no borrowings outstanding under this facility as of December 31, 2025.

The Partnership, together with CF Secured LLC. ("CF Secured") entered into a $300.0 million unsecured revolving credit facility on May 30, 2024. On May 29, 2025, the Partnership, together with CF Secured, entered into an amendment and restatement of the unsecured revolving credit facility, pursuant to which, the maturity date was extended to May 28, 2026 and the size of the credit facility increased to $475.0 million. Borrowings under this agreement will bear interest based on either SOFR or a defined base rate plus additional margin. There were no borrowings outstanding under this facility as of December 31, 2025.

15. Subordinated Borrowings

During June 2011, the Partnership entered into two subordinated borrowing agreements with CFLP and CFS in the amounts of $1.3 million and $128.7 million , respectively. On July 1, 2023, the Partnership entered into an amendment of the subordinated borrowing agreements, pursuant to which, the borrowings under these agreements will bear interest based on the SOFR rate plus 600 basis points, maturing June 15, 2027.

During December 2013, the Partnership entered into an additional subordinated borrowing agreement with CFLP in the amount of $75.0 million . On July 1, 2023, the Partnership entered into an amendment of the subordinated borrowing agreement, pursuant to which, the borrowing under this agreement will bear interest based on the SOFR rate plus 600 basis points, maturing December 31, 2027.

The unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition. These borrowings are subordinated to the claims of general creditors, approved by FINRA and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

16. Income Taxes

As of December 31, 2025, the Partnership had net deferred tax assets of $10.9 million, which primarily relate to book-tax differences for grant units and accrued compensation.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and accrued a liability for the years 2006 through 2019. As of December 31, 2025, the Partnership accrued $8.4 million for income tax-related interest and penalties. The Partnership is presently under UBT examination for the 2006 through 2019 years, and is presently under examination by the U.S. federal authorities for the year of 2020, The Partnership is no longer

16. Income Taxes (continued)

subject to examination by U.S. federal and state and non-UBT local authorities for the years prior to 2019 and 2017, respectively.

17. Leases

The Partnership, acting as a lessee, has operating leases primarily relating to office space and data centers. The Partnership also subleases certain real estate from Cantor affiliates. The leases have remaining lease terms of 0.1 years to 10.2 years, some of which include options to extend the leases in 1 to 10 year increments for up to 20 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Partnership is reasonably certain not to exercise the termination option. All leases were classified as operating leases as of December 31, 2025.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, *Leases* requires the Partnership to make certain assumptions and judgments in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancellation provisions, and determining the discount rate.

The Partnership determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to the control the use of an identified asset for a period of time in exchange for consideration. If the Partnership has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Partnership accounts for the identified asset as a lease. The Partnership has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees. As the rate implicit in the lease is not usually available, the Partnership uses an IBR based on the information available at the commencement date in determining the present value of lease payments. The Partnership has elected to use a portfolio approach for the IBR, applying corporate bond rates to the leases. The Partnership calculates the appropriate rates with reference to the lease term and lease currency. The Partnership will use information available at the lease commencement date to determine the discount rate for any new leases.

As of December 31, 2025, the Partnership did not have any leases that have not yet commenced but that create significant rights and obligations.

Supplemental information related to the Partnership's operating leases is as follows (in thousands):

	Classification in Statement of Financial Condition	As of December 31, 2025
Assets		
Operating lease right-of-use-assets	Other assets	$ 16,083
Liabilities		
Operating lease liabilities	Accounts payable and accrued liabilities	$ 17,820

17. Leases *(continued)*

	As of December 31, 2025
Weighted-average remaining lease term	
Operating leases (years)	6.5
Weighted-average discount rate	
Operating leases	6.1 %

The following table shows the Partnership's maturity analysis of its operating lease liabilities (in thousands):

Years Ending December 31,	Operating Leases
2026	$ 3,887
2027	3,750
2028	3,022
2029	2,890
2030	2,944
Thereafter	6,972
Total lease payments	23,465
Interest	(5,645)
Present value of lease liabilities	$ 17,820

18. Segment Information

The Partnership offers its products and services in the United States. The Partnership's operations consist of one reportable segment, financial services, because the Partnership is managed on a consolidated basis. The primary activities of the Partnership's financial services segment include providing investment banking and advisory services and trading in equity, exchange-traded funds, corporate, government, mortgage backed and municipal securities, and financial futures. The Partnership is also in the business of clearing for correspondent customers and is a primary dealer in U.S. government securities. December 31, 2025. The Partnership's Chief Operating Decision Makers (collectively "CODM") are its Co-Chief Executive Officers and CFLP's Chief Executive Officer. Net income is the measure of segment profit most consistent with U.S. GAAP that is regularly reviewed by the CODM to assess financial performance and allocate resources. In evaluating performance and making operating decisions, the CODM reviews net income to set budgets, evaluate margins, review financial results, and to make decisions regarding reinvesting in the business, making acquisitions, paying dividends, and pursuing other capital deployment activities. The Partnership's business is based on the products and services provided and reflects the manner in which financial information is evaluated by the CODM.

As of December 31, 2025, the Partnership had total assets of $18.6 billion. See the Partnership's statement of financial condition for additional information.

19. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events, other than noted below, that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.

On January 14, 2026, the Partnership distributed $150.0 million to CFLP.